FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: _____ Schedule A

                                                  X   Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER   Derek Oil and Gas Corporation

ISSUER'S ADDRESS   #1550 - 355 Burrard Street
                                      Vancouver, B.C. V6C 2G8

ISSUER TELEPHONE NUMBER   (604) 331-1757

CONTACT PERSON   Greg Amor

CONTACT'S POSITION   Controller

CONTACT TELEPHONE NUMBER   (604) 331-1757

CONTACT E-MAIL ADDRESS   info@derekoilandgas.com

WEBSITE ADDRESS   www.derekoilandgas.com

FOR QUARTER ENDED   January 31, 2004

DATE OF REPORT   March 26, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"signed"	Barry Ehrl	2004/03/26
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

"signed"	Ed Byrd	2004/03/26
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

Derek Oil and Gas Corporation
January 31, 2004
Schedule B: Supplementary Information

(1)   For the current fiscal year-to-date:

   (a) $502,960 in exploration and development costs have been incurred during the year to date, and deferred to the LAK Ranch project; and

   (b)   general, administrative and operating expenses are broken down on the statement of loss and deficit and total $706,481 for the period, and

   (c)   non-arms length expenditures, including management fees, consulting fees, professional fees and benefits totalled $98,228, of which $nil was deferred to the LAK Ranch Property.

(2)   For the quarter under review:

   (a)   Securities Issued –

   During the quarter 2,954,761 shares were issued for total proceeds of $1,145,647.

   The Company completed a placement of 729,000 units at a price of $0.75 per unit.
   Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006. In November 2003, the Company settled an outstanding note in the principal amount of $100,000 US together with accrued interest of $11,628 US for 495,744 units in the Company. Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase another common share in the Company at a price of $0.40 until November 7, 2004. The Company also issued 1,730,017 shares pursuant to option and warrant conversions raising $450,165.

   (b)   Options Cancelled and Granted –

   During the quarter 540,000 incentive options were granted at exercise prices of $0.80 and $1.50. These options expire November 2008.

   (c)   Securities Expired –

   1,330,640 warrants expired unexercised during the period. These warrants had a strike price of $1.20.

Derek Oil and Gas Corporation
January 31, 2004
Schedule B: Supplementary Information (cont'd)

(3)   As at the end of the quarter:

   (a)   Authorized capital: 100,000,000 common shares
          Issued and outstanding: 29,474,114 common shares
   (b)   Summary of options –

Number of Options	Exercise Price	Expiry Date
1,750,000	0.15	July 3, 2008
25,000	1.05	November 5, 2005
350,000	0.28	September 4, 2008
60,000	1.50	November 2, 2008
480,000	0.80	November 30,2008

   (c)   Summary of warrants –

Number of Warrants	Exercise Price	Expiry Date
600,000	$0.25	April 23, 2004
1,164,001	$0.20	July 14, 2004
1,305,834	$0.45	August 30, 2004
333,333	$0.20	September 24, 2004
1,500,000	$0.40	November 7, 2004
495,774	$0.40	November 7, 2004
100,000	$0.45	December 13, 2004
364,500	$0.90	February 5, 2006

   (d)   At period end the total number of shares in escrow or subject to a pooling agreement: nil shares.

   (e)   List of Directors: (f)   List of Officers

          Barry C.J. Ehrl   Barry C.J. Ehrl-President & CEO
          Edward G. Byrd   Brent Ehrl-Secretary
          John Lush   RobertSwenarchuk-Vice President
          Patrick Boswell

Derek Oil and Gas Corporation
January 31, 2004
Schedule C: Management Discussion

(1)   Description of Business

The Company is principally engaged in the enhanced oil recovery business. The Company employs a strategy whereby new recovery technologies may be utilized to recover known oil resources, from previously explored reservoirs, where oil was previously uneconomic to recover using conventional technology. The Company accepts some carefully assessed risks associated with the implementation of new recovery techniques, but is averse to geological or exploration risk. Following this strategy the Company has acquired and retained one active property in Wyoming, U.S.A., the LAK Ranch Oil Project.

(2)   Discussion of Operations and Financial Condition

On April 15, 2003, the company entered into an agreement with an investor whereby the investor will provide $700,000 US to fund operating and development expenditures on the existing pair constructed on the LAK Ranch project. In exchange for this funding, the investor will earn a direct, fully participating 49% interest in the existing well pair and will receive 49% of net revenues from the well pair until such time as the investor has received 1.2 times its original investment ($840,000 US). Subsequent to achieving the payback, the investor's working interest will be reduced to 33%. Under the terms of the farm-in agreement, the funding may only be spent on qualifying operating and development expenses on the existing well pair. In addition, the investor will have the right to participate for a 33% working interest in up to one new well pair per year for each of the calendar years 2004 through 2007. The terms of this funding agreement require the Company to raise and additional $300,000 US by November 1, 2003 (raised), to provide total financing for the existing well pair of $1,000,000. During this period end this agreement was amending, permitting the investor to earn a 5% working interest in the entire LAK Project for advancing $600,000US (advanced). This results in a restricted cash asset and an offsetting trust liability of $181,942 CDN at the end of the period. This amount reflects the investor's funds advanced and committed to LAK Ranch but not yet spent.

Moreover, the Company has announced an agreement with Ivanhoe Energy, whereby Ivanhoe would earn up to a 60% working interest in the LAK Ranch Project by spending $5 million US on property development. Under this agreement, Ivanhoe has an initial 30% interest in the project during the pilot stage, and will earn an additional 6% working interest for every $1 million US spent on development. Should Ivanhoe elect not to proceed beyond the pilot phase their working interest in the Property would revert to 15%.

During the nine months ended January 31, 2004, the company capitalized $nil in general and administrative costs and incurred additional capital and development costs of $(502,960) in the LAK property (2003 - $88,287). The decrease reflects the application of SEC monies to previous capitalized engineering charges.

Derek Oil and Gas Corporation
January 31, 2004
Schedule C: Management Discussion (cont'd)

(2)   Discussion of Operations and Financial Condition (cont'd)

The Company continued to raise funds by equity placements during the period. To date $2,346,217 has been raised this year. In addition to the general and administrative costs commented on below a total reduction in accounts payable of $878,659 has occurred. The Company now has a working capital surplus of $724,972 versus a working capital deficit of $1,497,463 in 2003.

The last note payable was settled during the period by cash paying the accrued interest and principal on the note. This and previous note repayments have resulted in a non-cash gain on the income statement as the equity portion of the notes was reduced from the balance sheet.

Over the nine months ended January 31, 2004, LAK operating costs decreased from $157,688 to $58,727 as the currency rate impacted our operating expenses. Most of the costs in 2004 were capitalized while in 2003 most of the costs were expensed as they reflected items such as ongoing royalty and property tax obligations and administrative salaries.

Year to date travel costs increased to $61,436 from $19,243 as several fund raising trips and conferences were attended in 2004 that were not attended in 2003. Additional there was more travel to LAK Ranch to show the property to interested Joint Venture partners.

With the increased funding of the Company, year to date listing and filing fees increased from $8,393 in 2003 to $21,501 in 2004. Legal fees similarly increased to $80,788 from $28,671. The Ivanhoe joint venture negotiation and agreement was a major legal expense.

For the nine months ended January 31, 2004, salaries and benefits increased in 2004 to $78,915 from $51,237 in 2003 as in 2003 one executive forgave his salary, as the Company was not in a position to meet its obligations.

For the year to date, office administration and management fees together increased to $127,928 for 2004 from $96,798 in 2003. The difference in the individual line items (i.e. management fees down and office administration up) reflects a reclassification of one consultant's salary from management fees to office administration. The increase is due to a raise given one executive in the third quarter.

For the year to date shareholder information costs increased from $15,217 in 2003 to $84,211 in 2004. This and the increase in consulting fees from $1,120 in 2003 to $53,761 in 2004 are due to the company's efforts to raise its profile with existing and potential shareholders.

Derek Oil and Gas Corporation
January 31, 2004
Schedule C: Management Discussion (cont'd)

(2)   Discussion of Operations and Financial Condition (cont'd)

The Company's investor relation activities have consisted of press releases in the normal course of business, the answering of telephone inquiries and the dissemination of corporate and promotional materials to interested parties. During the period, the Company hired Musketeer Enterprises to co-ordinate investor relations' activities. Other firms whose services were used include National Media Associates, Stockgroup, Ad-net and Can-am Media.

Past investor relation activities included the hiring of Pacific Capital Markets. New information regarding the efforts of Pacific Capital Markets on the Company's behalf came to light. Given this new information management is disputing any and all amount owing to Pacific Capital Markets (currently about $199,000 of the accounts payable reflect amounts owing to Pacific Capital Markets). In December 2003, the Company received notice of a garnishing order before judgment issued against the Company in favor of Pacific Capital Markets. The garnishing order was for $250,956.24.   The Company has already accrued in its accounts payable $199,000.00. Management has, and continues to, dispute the work claimed to be done by Pacific Capital Markets and amounts charged by Pacific Capital Markets under the contract. The Company will defend this lawsuit vigorously. The outcome cannot be predicted with certainty at this time so no additional liability amounts have been recorded at this time.

(3)   Subsequent Events

There were no significant subsequent events this quarter.

(4)   Financings, Principal Purposes and Milestones

To finance ongoing development expenditures, the Company has completed the following financing transactions:

1.   On April 15, 2003, the company entered into an agreement with an investor whereby the investor will provide $700,000 US to fund operating and development expenditures on the existing pair constructed on the LAK Ranch project. . The terms of this funding agreement require the Company to raise and additional $300,000 US by November 1, 2003 (raised), to provide total financing for the existing well pair of $1,000,000.

2.   On August 13, 2003, the Company closed a private placement of 4,666,667 units at $0.15 per unit for net proceeds of $700,000. $300,000 US of these monies is to be used on

development of the existing well pair as per the investor agreement mentioned above. The balance of the funds is for general working capital purposes.

Derek Oil and Gas Corporation
January 31, 2004
Schedule C: Management Discussion (cont'd)

(4)   Financings, Principal Purposes and Milestones (Cont'd)

3.   On November 5, 2003, the Company closed a private placement of 1,666,667 units at $0.30 per unit for net proceeds of $500,000. These monies were used to reduce the Company's working capital deficiency and to meet ongoing commitments.

4.   The Company completed a placement of 729,000 units at a price of $0.75 per unit. Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006.

Management is actively pursuing additional financing.

5.   The Company's major milestones for the near term include:

-the operation of the LAK Ranch pilot plant for twelve continuous months to gather required production data and prove economic production; management feels that the agreement with Ivanhoe Energy will result in this milestone being met in 2004-2005.

-the settlement of the outstanding notes payable due September 30, 2003; management has paid off all of the notes payable.

-complete in fill drilling as required for an audit of the oil reserves at LAK Ranch; management and Ivanhoe Energy have addressed drilling and 3D seismic in the operating plan for LAK Ranch. Under the Ivanhoe agreement, seismic will be completed as part of the pilot phase and drilling of additional wells will commence after the seismic is complete, in late 2004 or early 2005.

-the continued financing of the Company until production revenues can sustain operations; since the last quarter management has completed another placement and the Company has a positive working capital position for the first time in many years.

-the acquisition of additional projects that will aid in giving the Company early cash flow; management feels that traditional oil and gas cash flow could augment the LAK ranch potential and give the Company a firmer basis for evaluation by analysts and shareholders. Management will seek future financing to secure such projects. We hope to achieve this by the end of the second quarter of the Company's next fiscal year.

To summarize, the company has secured project financing and management necessary to restart

Derek Oil and Gas Corporation
January 31, 2004
Schedule C: Management Discussion (cont'd)

(4)   Financings, Principal Purposes and Milestones (Cont'd)

operations. Oil from the first well pair is expected to begin to flow in the second quarter of our next fiscal year. The delay from previous estimates of the fourth quarter this year is due to the delays in the permitting process at LAK Ranch. The delay was caused when local opposition to the project asked the Wyoming Oil and Gas Conservation Commission to hear their grievances. These local impact hearings are a part of the regulatory process of permitting operations. As the Commission permitted the project, to continue to delay startup the opposition would have to overturn the Commission's earlier decision.

(5)   Liquidity and Solvency

 At January 31, 2004 the Company had a net working capital surplus of $724,972. While the Company remains dependent upon the efforts of its shareholders and management to ensure that sufficient funds are obtained to keep the Company a going concern, it should be noted that in the past nine months the Company has been able to improve its working capital position by $2,222,435

The Company's Internet web site can be found at: www.derekoilandgas.com. For further information readers should review the Company's continuous disclosure information at: www.sedar.com.